================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         ----------------------------

                                  SCHEDULE TO
                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                         ----------------------------

                             CHASE INDUSTRIES INC.
                      (Name of Subject Company (Issuer))

                         CHASE ACQUISITION CORPORATION
                         COURT SQUARE CAPITAL LIMITED
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  161568-10-0
                     (CUSIP Number of Class of Securities)

                              Robert F. B. Logan
                                   President
                         Chase Acquisition Corporation
                              1209 Orange Street
                             Wilmington, DE 19801
                                (561) 231-7490

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                               Craig L. Godshall
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA 19103
                                (215) 994-4000

                         ----------------------------

Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction valuation*              Amount of filing fee**

             $24,150,000                            $4,830
--------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. Based on the offer to purchase up to an aggregate of 2,300,000 shares of common stock, par value $0.01 per share, of Chase Industries Inc., including the related preferred stock purchase rights, at a purchase price of $10.50 per share net to the seller in cash, without interest.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                                         -------------------

                  Form or Registration No.:
                                           -----------------

                  Filing Party:
                               -----------------------------

                  Date Filed:
                             -------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the result of the tender offer: [_]

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Chase Acquisition Corporation, a Delaware corporation (the "Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase (1) up to an aggregate of 2,300,000 shares of common stock, par value $0.01 per share (all issued and outstanding shares of such common stock, being referenced to herein as, the "Shares"), of Chase Industries Inc., a Delaware Corporation (the "Company") and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement for such Rights (as amended from time to time, the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 2, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of the Purchaser and Court Square.

     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the Company is Chase Industries Inc. The address of its principal executive office is 14212 County Road M-50, Montpelier, Ohio 43543. The phone number of its principal executive office is
(419) 485-3193.

     (b) Securities. The securities which are the subject of the Offer are the Company's outstanding shares of common stock, par value $.01 per share, including the related preferred stock purchase rights. As of November 6, 2000, there were 15,285,545 Shares outstanding. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in "THE TENDER OFFER--Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The names of the filing persons are Chase Acquisition Corporation and Court Square Capital Limited. The address of the Purchaser's principal executive office is 1209 Orange Street, Wilmington, Delaware 19801. The phone number of the Purchaser's principal executive office is (561) 231-7490. The address of Court Square's principal executive office is 399 Park Avenue, 14th Floor, New York, New York 10043. The phone number of Court Square's principal executive office is (212) 559-1127. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square and the Purchaser" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser and Citigroup" of the Offer to Purchase is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square and the Purchaser" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser and Citigroup" of the Offer to Purchase is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square and the Purchaser" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser and Citigroup" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled "SUMMARY TERM SHEET" and "THE TENDER OFFER" is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)   Transactions. The information set forth in "SPECIAL
FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in "SPECIAL FACTORS--Background of the Offer and the Proposed Merger; Contacts with the Company" and "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (c) Plans. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements" and "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) Conditions. The information set forth in "THE TENDER OFFER--Source and Amount of Funds" and "THE TENDER OFFER--Certain Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth in "THE TENDER OFFER--Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

     (a) Financial Information. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     (b) Pro Forma Information. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" and "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements," "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "THE TENDER OFFER--Certain Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (b)   Other Material Information. Not applicable.

ITEM 12.   EXHIBITS.

(a)(1)(A)        Offer to Purchase, dated January 2, 2001.
(a)(1)(B)        Letter of Transmittal.
(a)(1)(C)        Notice of Guaranteed Delivery.
(a)(1)(D)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                 Companies and other Nominees.
(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                 W-9.
(a)(1)(G)        Press release issued by the Purchaser, dated January 2, 2001, announcing the commencement of the Offer.
(a)(1)(H)        Summary Advertisement published January 2, 2001.
(b)(1)           Commitment Letter dated December 14, 2000, by and among PNC Bank, National
                 Association ("PNC"), PNC Capital Markets, Inc. ("PNC Capital"), Citicorp Venture
                 Capital Ltd. ("CVC") and the Purchaser (incorporated by reference to Exhibit 4 on
                 Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, Citicorp
                 Banking Corporation ("CBC"), Citicorp, Citigroup Holdings Company ("Citigroup
                 Holdings") and Citigroup Inc. ("Citigroup")).
(b)(2)           Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital,
                 CVC and the Purchaser (incorporated by reference to Exhibit 5 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp,
                 Citigroup Holdings and Citigroup).
(c)              Not applicable.
(d)(1)           Exchange Agreement dated November 4, 1994, by and between the Company and
                 CVC (incorporated by reference to Exhibit 8 on Schedule 13D filed
                 December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings
                 and Citigroup).
(d)(2)           Voting Agreement dated November 4, 1994, by and among the Company, CVC and
                 Martin V. Alonzo (incorporated by reference to Exhibit 6 on Schedule 13D filed
                 December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp,
                 Citigroup Holdings and Citigroup).
(d)(3)           Registration Rights Agreement dated November 10, 1994, by and among the Company,
                 CVC and Martin V. Alonzo (incorporated by reference to Exhibit 7 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp,
                 Citigroup Holdings and Citigroup).
(d)(4)           Contribution Agreement dated as of December 18, 2000, by and between Court Square and the Purchaser (incorporated by reference to Exhibit 3 on Schedule 13D filed
                 December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp,
                 Citigroup Holdings and Citigroup).
(e)              Not applicable.

(f)              Section 262 of the Delaware General Corporation Law (included as Schedule II to the
                 Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)              Not applicable.
(h)              Not applicable.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 2. Subject Company Information.

           (d) Dividends. The Company has not declared or paid any cash dividends on the Shares and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

           (e)  Prior Public Offerings. Not applicable.

           (f) Prior Stock Purchases. The information set forth in "SPECIAL FACTORS-- Transactions, Negotiations and Agreements" and "SPECIAL
FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

     Item 4. Terms of the Transactions.

           (c)  Different Terms. Not applicable.

           (d) Appraisal Rights. The information set forth in "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" and "SPECIAL
FACTORS--Rights of Stockholders in the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

           (e)  Provisions for Unaffiliated Security Holders. Not applicable.

           (f)  Eligibility for Listing or Trading. Not applicable.

     Item 5. Past Contracts, Transactions, Negotiations and Agreements.

           (c) Negotiations or Contacts. The information set forth in "SPECIAL FACTORS--Background of the Offer and the Proposed Merger; Contacts with the Company" and "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

           (e) Agreements Involving the Subject Company's Securities. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

     Item 6. Purposes of the Transaction and Plans or Proposals.

           (b) Use of Securities Acquired. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     Item 7. Purposes, Alternatives, Reasons and Effects.

           (a) Purposes. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

           (b) Alternatives. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

           (c) Reasons. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

           (d) Effects. The information set forth in "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" and "SPECIAL FACTORS--Purpose and Structure of the Offer and the Proposed Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     Item 8. Fairness of the Going-Private Transaction.

           (a) Fairness. The information set forth in "SPECIAL FACTORS-- Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

           (b) Factors Considered in Determining Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

           (c) Approval of Security Holders. The information set forth in "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

           (d) Unaffiliated Representative. The information set forth in "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

           (e) Approval of Directors. The information set forth in "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

           (f)  Other Offers. Not applicable.

     Item 9. Reports, Opinions, Appraisals and Negotiations.

           (a)  Report, Opinion or Appraisal. Not applicable.

           (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

           (c)  Availability of Documents. Not applicable.

     Item 10. Source and Amounts of Funds or Other Consideration.

           (c) Expenses. The information set forth in "THE TENDER OFFER-- Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     Item 12. The Solicitation or Recommendation.

           (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

           (e) Recommendations of Others. The information set forth in "SPECIAL FACTORS--Fairness of the Offer and the Proposed Merger" of the Offer to Purchase is incorporated herein by reference.

     Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

           (b)  Employees and Corporate Assets. Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 2, 2001 that the information set forth in this statement is true, complete and correct.

                                          CHASE ACQUISITION CORPORATION

                                          By: /s/ Robert F. B. Logan
                                             ----------------------------------
                                             Name:   Robert F. B. Logan
                                             Title:  President

                                          COURT SQUARE CAPITAL LIMITED

                                          By: /s/ Charles E. Corpening
                                             ----------------------------------
                                             Name:   Charles E. Corpening
                                             Title:  Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION

(a)(1)(A)        Offer to Purchase, dated January 2, 2001.
(a)(1)(B)        Letter of Transmittal.
(a)(1)(C)        Notice of Guaranteed Delivery.
(a)(1)(D)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
                 Nominees.
(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                 Trust Companies and other Nominees.
(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number on Substitute
                 Form W-9.
(a)(1)(G)        Press release issued by the Purchaser, dated January 2, 2001, announcing the commencement of the Offer.
(a)(1)(H)        Summary Advertisement published January 2, 2001.
(b)(1)           Commitment Letter dated December 14, 2000, by and among PNC, PNC
                 Capital, CVC and the Purchaser (incorporated by reference to Exhibit 4 on
                 Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC,
                 Citicorp, Citigroup Holdings and Citigroup).
(b)(2)           Commitment Letter dated December 14, 2000, by and among PNC, PNC
                 Capital, CVC and the Purchaser (incorporated by reference to Exhibit 5 on
                 Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC,
                 Citicorp, Citigroup Holdings and Citigroup).
(c)              Not applicable.
(d)(1)           Exchange Agreement dated November 4, 1994, by and between the Company and CVC (incorporated by reference to Exhibit 8 on Schedule 13D filed
                 December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup
                 Holdings and Citigroup).
(d)(2)           Voting Agreement dated November 4, 1994, by and among the Company,
                 CVC and Martin V. Alonzo (incorporated by reference to Exhibit 6 on
                 Schedule 13D filed December 29, 2000 by the Purchaser, Court Square,
                 CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(3)           Registration Rights Agreement dated November 10, 1994, by and among the
                 Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 7 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square,
                 CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(4)           Contribution Agreement dated as of December 18, 2000, by and between
                 Court Square and the Purchaser (incorporated by reference to Exhibit 3 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square,
                 CBC, Citicorp, Citigroup Holdings and Citigroup).
(e)              Not applicable.
(f)              Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)              Not applicable.
(h)              Not applicable.